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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                         LUMINANT WORLDWIDE CORPORATION
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                   550260 10 3
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                                 (CUSIP Number)

    John B. Watkins, Esquire              James R. Corey, President, CEO and COO
    Wilmer, Cutler & Pickering            Luminant Worldwide Corporation
    2445 M Street, N.W.                   13737 Noel Road, Suite 1400
    Washington, D.C. 20037                Dallas, Texas  75240-7367
    (202) 663-6000                        (972) 581-7000
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 21, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                                Page 1 of 7 Pages


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                                  SCHEDULE 13D

---------------------------------       ---------------------------------------
CUSIP NO.  550260 10 3                                PAGE 2 OF 7 PAGES
          ------------
---------------------------------       ---------------------------------------
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James R. Corey

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [x]
                                                                  (b) [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

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        NUMBER OF           7     SOLE VOTING POWER
          SHARES                  1,989,711
       BENEFICIALLY
         OWNED BY           ---------------------------------------------------
           EACH             8     SHARED VOTING POWER
        REPORTING                 0
          PERSON
           WITH             ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  1,989,711

                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,989,711

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.5%
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14       TYPE OF REPORTING PERSON*

         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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SCHEDULE 13D (CONTINUED)                                      PAGE 3 OF 7 PAGES


                                  SCHEDULE 13D

---------------------------------       ---------------------------------------
CUSIP NO.  550260 10 3                                PAGE 3 OF 7 PAGES
          ------------
---------------------------------       ---------------------------------------
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James R. Corey GRAT dated July 9, 1999

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [x]
                                                                  (b) [ ]

-------------------------------------------------------------------------------
3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Virginia

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        NUMBER OF           7     SOLE VOTING POWER
          SHARES                  1,492,283
       BENEFICIALLY
         OWNED BY           ---------------------------------------------------
           EACH             8     SHARED VOTING POWER
        REPORTING                 0
          PERSON
           WITH             ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  1,492,283

                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,492,283

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.7%
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14       TYPE OF REPORTING PERSON*

         OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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SCHEDULE 13D (CONTINUED)                                      PAGE 4 OF 7 PAGES


James R. Corey and the James R. Corey GRAT dated July 9, 1999 hereby amend and supplement their statement on Schedule 13D filed on October 1, 1999 relating to shares of the Common Stock, par value $.01 per share, of Luminant Worldwide
Corporation as set forth below. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Statement on Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to add the following additional disclosure:

         On September 21, 2000, the Company entered into a convertible debenture purchase agreement (the "Purchase Agreement") with Montrose
Investments Ltd. ("Montrose"), Strong River Investments Inc. ("Strong River") and Mr. Corey, pursuant to which, among other terms, Mr. Corey acquired from the Company 6% convertible debentures ("Debentures") in the aggregate principal amount of $2,000,000 and warrants ("Warrants") to purchase shares of Company Common Stock. The term of the Debentures is three years, and they are convertible into Common Stock at a conversion price of 110% of the average closing price of the Common Stock for the 20 trading days after September 26, 2000. The conversion price will be adjusted for subsequent issuances of Common
Stock at a price lower than the conversion price, stock splits, stock dividends and similar transactions. The 6% yield is payable in quarterly installments and may be paid in cash or Common Stock at the election of the Company. The term of the Warrants is five years, and they are exercisable at an exercise price of 120% of the average closing price of the Common Stock for the 20 trading days after September 26, 2000. The exercise price will be adjusted for subsequent issuances of Common Stock at a price lower than the exercise price, stock splits, stock dividends and similar transactions.

         The number of shares of Common Stock into which the Debentures and Warrants are convertible and exercisable cannot be determined until October 25, 2000, since the number of shares underlying the Debentures and Warrants is based on the average closing price of the Common Stock between September 26, 2000 and October 25, 2000. Once the number of shares underlying the Debentures and Warrants is determinable, Mr. Corey will amend this Schedule 13D to reflect his beneficial ownership of such shares.

Item 7.  Material to Be Filed as Exhibits

         Item 7 is hereby amended to add the following disclosure:

         Exhibit 1 is the Convertible Debenture Purchase Agreement, dated as of
September 21, 2000 among the Company, Montrose, Strong River and James R. Corey
(incorporated herein by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Luminant Worldwide Corporation on October 11, 2000 (SEC File
No. 000-26977)).

         Exhibit 2 is the Convertible Debenture payable to James R. Corey for the principal sum of $2,000,000, by the Company, due September 21, 2003
(incorporated herein by reference from Exhibit 99.4 to the Current Report on Form 8-K filed by Luminant Worldwide Corporation on October 11, 2000 (SEC File
No. 000-26977)).

         Exhibit 3 is the Form of Warrant (incorporated herein by reference from Exhibit 99.5 to the Current Report on Form 8-K filed by Luminant Worldwide
Corporation on October 11, 2000 (SEC File No. 000-26977)).

         Exhibit 4 is the Joint Filing Agreement between James R. Corey and the
James Corey GRAT dated July 9, 1999, dated September 30, 1999.



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SCHEDULE 13D (CONTINUED)                                      PAGE 5 OF 7 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   October 11, 2000

                                            /s/ James R. Corey
                                            -------------------------------
                                            James R. Corey

                                           James Corey GRAT dated July 9, 1999

                                           By: /s/ James R. Corey
                                               -----------------------------
                                               Name:  James R. Corey
                                               Title: Trustee


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SCHEDULE 13D (CONTINUED)                                      PAGE 6 OF 7 PAGES


                                  EXHIBIT INDEX
                                  -------------

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
Exhibit 1         Convertible Debenture Purchase Agreement, dated as of
                  September 21, 2000 among the Company, Montrose, Strong River and James R. Corey (incorporated herein by reference from
                  Exhibit 99.1 to the Current Report on Form 8-K filed by
                  Luminant Worldwide Corporation on October 11, 2000 (SEC File
                  No. 000-26977)).

Exhibit 2 Convertible Debenture payable to James R. Corey for the principal sum of $2,000,000, by the Company, due September 21, 2003 (incorporated herein by reference from Exhibit 99.4 to the Current Report on Form 8-K filed by Luminant Worldwide
                  Corporation on October 11, 2000 (SEC File No. 000-26977)).

Exhibit 3 Form of Warrant (incorporated herein by reference from Exhibit 99.5 to the Current Report on Form 8-K filed by
                  Luminant Worldwide Corporation on October 11, 2000 (SEC File
                  No. 000-26977)).

Exhibit 4         Joint Filing Agreement between James R. Corey and the
                  James Corey GRAT dated July 9, 1999, dated September 30, 1999.